One Adler Drive
East Syracuse, NY 13057
Phone: 315.437.2065
Fax: 315.437.6973
www.op-tech.us
OP-TECH

October 13, 2011

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

Dear Mr. O’Brien:

We are responding to your letter dated September 13, 2011. We set forth below in bold and italics the comments in your letter of April 21, 2011 followed by our responses to each comment.

Item 1. Business, page 2
General, page 2

Comment:  1.                                In future filings, please include the form and year of your organization and the distribution methods of your services. See Items 101(h)(1) and 101(h)(4)(ii) of Regulation S-K.

Response:  We agree and will provide form and year of organizations and the distribution methods of our services in future filings as recommended

Employees, page 7

Comment:  2.                               We note that you disclose the total number of your full-time employees. In future filings, please provide your number of total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Response:  We agree and will provide the total employees in additional to the number of full-time employees in future filings as recommended

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment: 3.                                We note that your discussion does not fully discuss and analyze the factors that led to the changes in various line items from period-to-period, and does not quantify these factors when they are provided. In future filings, please identify the factors leading to the changes in your line items from period-to-period, and quantify these factors where possible. Further, please discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:  We agree and will address in future filings as recommended

Item 9a. Controls and Procedures, page 17

Report on Internal Control Over Financial Reporting, page 17

Comment: 4.                                In future filings, disclose in greater detail the nature of the material weakness identified in your disclosure. Disclose when the material weakness was identified and by whom it was identified. Also disclose the specific steps that the company has taken, if any, to remediate the material weakness.

Response:  We agree and will address in future filings as recommended

Report on Disclosure Controls and Procedures, page 17

Comment:  5.                               We note the disclosure in the first paragraph that you concluded that your disclosure controls and procedures were effective. The conclusion regarding the effectiveness of the disclosure controls and procedures must be made by the principal executive officer and principal financial officer. Refer to Item 307 of Regulation S-K. Please tell us whether these officers concluded that your disclosure controls and procedures were effective as of December 31, 2010 and comply with this comment in future filings.

Response:  The principal executive officer and principal financial officer conclude that the Company’s disclosure controls and procedures were effective as of December 31, 2010.

Comment: 6.                                In light of the fact that a material weakness existed with respect to the reconciliation of costs and standard gross margins on uncompleted projects, in future filings, disclose in reasonable detail the basis for your certifying officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Response: We will disclose in future filings as recommended

Item 10. Directors, Executives, Officers and Corporate Government, page 18

Comment:  7.                               In future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director pursuant to Item 401(e) of Regulation S-K.

Response:  We agree and will discuss specific experience and qualifications that led to the conclusion that the person should serve as a director in future filings as recommended.

Item 15. Exhibits, Financial Statement Schedules, page 29

Comment:  8.                               We note disclosure on page 4, in the section 24-Hour Emergency Spill Response, that you derive a substantial portion of your revenues from an agreement with the New York State Department of Environmental Conservation. We also note disclosure on page 11, in the Liquidity and Capital Resources section, that you executed a commitment letter with a new lender on March 31, 2011 for a revolving loan and term loan. Finally, we note disclosure on page 22 that executive officers negotiate employment agreements on their behalf and on page 23 that Mr. Morgan has an employment agreement. Please file your agreement with the New York State Department of Environmental Conservation, your agreement with your new lender and your employment agreements with your executive officers with your next Securities Exchange Act of 1934 report as material agreements or tell us why you are not required to do so.

Response:  We agree and will file our agreement with New York State Department of Environmental Conservation and our employment agreements with our executive officers in future filings as recommended.  We note that on April 27, 2011 we filed the agreements with our new lender for a revolving loan and a term loan as exhibits to a current report on Form 8-K.

Certifications, Exhibits 31.1 and 31.2

Comment:  9.                               In future filings, please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. We note that you added “annual” in section 2, you used the words “fourth fiscal quarter” instead of “most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)” in section 4(b) and you used the word “controls” instead of “control” in sections 5(a) and (b).

Response:  We agree and will correct on future filings.

Signatures, page 30

Comment: 10.                               Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. In future filings, please ensure that your controller or principal accounting officer signs the annual report.

Response:  We will ensure that our controller or principal accounting officer signs the annual report

Form 10-Q for the period ending June 30, 2011

Item 4. Disclosure Controls and Procedures, page 11

Comment: 11.                              We note your statement that “no evaluation of controls can provide absolute assurance that all control issues have been detected.” In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm>.

Response:  We will revise Item 4 to state that disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level in our next filing.

We also want to acknowledge that we understand:
•	OP-TECH Environmental Services, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please let me know if you have any questions or require additional information.

Very truly yours,
For OP-TECH Environmental Services, Inc. by:

/s/ Jon S. Verbeck
Jon S. Verbeck
Chief Financial Officer